FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 3 to 5 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 6 to 9 hereof;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments — The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on pages 10 to 14 hereof to the “Recent Developments — The Federal Republic of Germany — Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 4, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1996 U.S. dollar (0.8336 EUR per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2020

The following information is derived from Rentenbank’s press release of January 29, 2021, announcing certain preliminary results for 2020. The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s fiscal year ended December 31, 2020. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank expects its final, audited annual financial statements for 2020 to be announced at a press conference and published in April 2021.

According to preliminary figures, Rentenbank can look back at 2020 as a year of strong promotional business. Rentenbank has increased its new promotional business to EUR 11.2 billion. Its new business in low interest special promotional loans achieved EUR 6 billion. Business in the Rural Development promotional line increased most markedly. Rentenbank created fresh impetus for sustainable growth through two programmes initiated by the Federal Ministry of Food and Agriculture for the agricultural and forestry sectors. Even during COVID-19 pandemic, exceptionally high capital and collateralisation ratios underline the Bank’s resilience.

New promotional business is growing

Rentenbank increased its overall new promotional business by 3.5% to EUR 11.2 billion (as compared to EUR 10.8 billion in 2019). Funding of local authorities and banks operating in rural areas through registered bonds, promissory notes and securities grew from EUR 4.8 billion to EUR 5.2 billion. New business in special promotional loans achieved EUR 6.0 billion as in 2019.

Farmers are buying more machinery

2020 saw the lion’s share of new business in special promotional loans go to the Agriculture line with EUR 2.1 billion (as compared to EUR 2.2 billion in 2019). Farmers called for more funding for machinery. By contrast, the demand for funding for buildings and land purchases slumped.

Increased demand for Liquidity Assistance, albeit at a moderate level

In March 2020, Rentenbank opened its Liquidity Assistance Programme to enterprises operating within agribusiness which had been adversely affected by the COVID-19 pandemic. From April 2020, Rentenbank has additionally been providing liquidity assistance loans guaranteed by the Federal Ministry of Food and Agriculture. In total, at EUR 55.2 million, Rentenbank provided significantly more Liquidity Assistance loans in 2020 than in 2019 (2019: EUR 10.2 million). Nevertheless, the comparatively moderate level has also shown that broad sections of the agricultural and forestry sectors have coped better with the economic implications of the pandemic than initially feared.

Funding for infrastructure in rural areas has increased significantly

Rentenbank saw particularly strong growth in its Rural Development promotional line. New promotional business rose by well over 7% to EUR 1.9 billion. The federal states’ development banks called for more global loans from Rentenbank. They use these loans mainly for financing infrastructure projects in rural areas.

In the Agribusiness promotional line, Rentenbank targets enterprises operating upstream and downstream from agriculture. New promotional business amounted to EUR 1.1 billion (as compared to EUR 1.2 billion in 2019). There was an increased demand for funding for machinery whereas the demand for loans for buildings and operational equipment lessened.

New business in the Renewable Energy promotional line was steady at EUR 0.9 billion (as compared to EUR 0.9 billion in 2019). A greater demand for wind power financing contrasted with a decline in demand for photovoltaic and biogas power plants.

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In the Forestry promotional line, which was set up in May 2019, new business amounted to EUR 76.5 million (as compared to EUR 25.0 million in 2019). EUR 52.3 million of this was allotted to loans as part of the Federal Ministry of Food and Agriculture’s Forest Management promotional programme.

US Dollar becomes most important currency of issuance

In the 2020 financial year, Rentenbank raised EUR 11.4 billion in funds on the capital market, an increase of 11% compared to the previous year (EUR 10.3 billion). The Bank agilely sought funding in various currencies in order to acquire the funds for its Promotional Business at as favourable a price as possible. This rendered the US dollar the most important currency of issuance at 47% (as compared to 16% in 2019), followed by the euro at 41% (as compared to 59% in 2019). The share of pound sterling (GBP) sank back to 5% (as compared to 17% in 2019). Commercial banks and central banks jointly made up the most important group of investors with 79% (as compared to 82% in 2019) of the volume placed.

Stable operating profit, IT upgrade fast-tracked

Operating profit before provision for loan losses and valuation reached EUR 208.9 million, about the level of the previous year (EUR 210.1 million). Net interest income dropped slightly by 1.2% to EUR 296.9 million (as compared to EUR 300.6 million in 2019), mainly due to DZ Bank withholding its dividend. DZ Bank has fallen in line with the ECB’s urgent recommendation to banks to refrain from distributing dividends in light of the Covid-19 pandemic. Administrative expenses increased by 4.1% to EUR 75.9 million (as compared to EUR 72.9 million in 2019), primarily due to major IT projects being expedited and increased personnel costs.

Capital ratios increased, resilience enhanced

At the end of the 2020 financial year, Rentenbank increased its Common Equity Tier 1 capital ratio in accordance with CRR to 31.0% (as compared to 30.1% in 2019).

With its reinforced capital base, a loan portfolio collateralisation ratio of over 90% and a cost/income ratio of under 30%, Rentenbank kept its banking operations running highly efficiently while at the same time further increasing its resilience in defiance of the pandemic.

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New Business

Promotional business		2020	2019	Change in %
		(EUR million)
Special promotional loans		5,973	6,011	- 0.6
Of which:	Agriculture	2,072	2,174	- 4.7
	Rural development	1,869	1,745	7.1
	Agribusiness	1,075	1,167	- 7.8
	Renewable Energy	878	894	- 1.8

Registered bonds / Promissory notes / Securities		5,201	4,783	8.7

Total new promotional business		11,173	10,794	3.5

Funding

Medium and long-term funding		11,428	10,300	11.0
Of which:	Euro MTN	8,094	8,976	- 9.8
	Global bonds	3,097	906	241.8
	AUD MTN	238	418	- 43.1

Balance Sheet

	December 31, 2020	December 31, 2019	Change in %
	(EUR million)
Total assets	95,286	90,904	4.8
Loans and advances to banks	61,802	60,417	2.3
Loans and advances to customers	6,968	6,487	7.4
Securities portfolio	17,617	17,162	2.7
Securitised liabilities	81,759	77,499	5.5

Equity reported on the balance sheet	4,676	4,609	1.5

Income Statement

	2020	2019	Change in %
	(EUR million)
Net interest income	296.9	300.6	-1.2
Administrative expenses	75.9	72.9	4.1
Preliminary operating profit before provision for loan losses and valuation	208.9	210.1	-0.6

Capital Ratios

	2020	2019	Change in percentage points
	(in %)
Tier 1 capital ratio	31.0	30.1	0.9
Total capital ratio	31.5	31.1	0.4

Cost/Income Ratio

	2020	2019	Change in percentage points
	(in %)
Cost/income ratio	28.2	27.8	0.4

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2019	0.0	0.4
1st quarter 2020	-2.0	-2.2
2nd quarter 2020	-9.7	-11.3
3rd quarter 2020	8.5	-4.0
4th quarter 2020	0.1	-3.9

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In price-, seasonal- and calendar-adjusted terms, the GDP in the fourth quarter of 2020 rose by 0.1% compared to the third quarter of 2020. After the historic decline of the GDP in the second quarter of 2020 by 9.7% compared to the first quarter of 2020, the German economy recovered in the summer of 2020 with GDP in the third quarter increasing by 8.5% compared to the second quarter of 2020. In the fourth quarter of 2020, however, the recovery process slowed down considerably due to the second wave of COVID-19 infections and the consequent imposition of another lockdown towards the end of the year. This particularly affected household consumption, while exports of goods and gross fixed capital formation in construction contributed positively to quarterly economic growth.

According to preliminary calculations of the Federal Statistical Office published on January 14, 2021, and confirmed on January 29, 2021, the price-adjusted GDP was 5.0% lower in 2020 than in 2019. After a ten-year growth period, the German economy suffered a deep recession in 2020, due to the impact of the COVID-19 pandemic. However, according to provisional calculations, the overall economic downturn was relatively less severe in 2020 than during the financial and economic crisis in 2009 (-5.7%).

Almost all economic sectors were markedly affected by the COVID-19 pandemic in 2020. In industry (excluding construction) the price- adjusted economic performance in 2020 declined by 9.7% as compared to 2019, and in manufacturing similarly by 10.4%. Industry was particularly affected by the consequences of the COVID-19 pandemic in the first half of 2020, among other things, due to temporary interruptions in the global supply chains.

The economic slump was particularly strong in the service sector, which saw unprecedented decreases in certain sub-sectors. Examples include trade, transport, accommodation and food services where the price- adjusted economic performance in 2020 declined by 6.3% compared with 2019, including as a result of tight restrictions in accommodation, restaurant and similar services. However, opposite trends were also recorded: while online trade increased markedly, permanent retail trade in part declined substantially. The construction sector was able to sustain its position during the COVID-19 pandemic, with price-adjusted gross value added increasing by 1.4% year-on-year.

Household final consumption expenditure in 2020 fell by an unprecedented, price-adjusted 6.0% compared to 2019. Government final consumption expenditure increased by a price-adjusted 3.4% and had a stabilizing effect in light of the COVID-19 pandemic, due to, among other things, the acquisition of protective equipment and hospital services.

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Gross fixed capital formation recorded a price-adjusted decline of 3.5% in 2020 compared to 2019, the largest decrease since 2009. Contrary to this trend, gross fixed capital formation in construction in 2020 increased by 1.5% compared to 2019. Gross fixed capital formation in machinery and equipment in 2020 decreased by a price-adjusted 12.5% compared to 2019. According to preliminary estimates, gross fixed capital formation in other fixed assets, which includes research and development, in 2020 declined by a price-adjusted 1.1% compared to 2019.

The COVID-19 pandemic also had a significant impact on foreign trade. Exports and imports of goods and services in 2020 decreased for the first time since 2009, with exports declining by a price adjusted 9.9% and imports by 8.6%. The decline was particularly large for imports of services, of which a high proportion relates to tourism, which recorded a sharp decrease.

Source: Federal Statistical Office, Gross domestic product down 5.0% in 2020, press release of January 14, 2021
(https://www.destatis.de/EN/Press/2021/01/PE21_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2020 up 0.1% on the previous quarter, press release of January 29, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_040_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3

Consumer prices in Germany rose by 0.5% (on an annual average basis) in 2020 compared with 2019. The increase was markedly below the corresponding level in the previous year (2019: +1.4%). The Federal Statistical Office also reports that a lower annual inflation rate was last measured in 2009 during the financial and economic crisis (+0.3%). One of the reasons for the low inflation rate (on an annual average basis) in 2020 was the temporary reduction in the value added tax, which was implemented on July 1, 2020, as a part of the Federal Government’s stimulus package in response to the COVID-19 pandemic. It had a downward impact on the consumer prices as a whole and differing effect on individual groups of products in the second half of 2020. For instance, the prices of energy products were markedly down by 4.8% in 2020 year-on-year (2019: +1.4%). In addition to the reduction in the value added tax, this decrease was also due to the slump in the oil prices in the world market seen during the first months of the year. Excluding energy prices, the annual inflation rate in 2020 would have been +1.1%. Food prices rose above average in 2020 compared with 2019 (+2.4%), with the price increase slowing in the course of the year when the value added tax rates were reduced. In 2020, on an annual average basis, the prices of goods (total) declined by 0.4% while the prices of services (total) rose above average by 1.3%, in each case compared to 2019. For services, in addition to the increase in minimum wage, compliance with sanitary measures to prevent COVID-19 infections is also expected to have contributed to the increase.

In December 2020, the inflation rate in Germany was -0.3% compared to December 2019. This was the fifth time that the rate was negative in 2020. The decline was not only attributable to the reduction in value added tax rates, but also to the decline in energy product prices (-6.0%), especially for heating oil (-23.5%) and motor fuels (-10.4%). Excluding energy prices, the inflation rate in December 2020 would have been +0.4%. The decline in energy prices was partially offset by a slight increase in food prices (+0.5%), with higher prices being recorded especially for fruit (+3.2%). In December 2020 the prices of goods (total) declined by 1.8% compared to December 2019, with consumers benefitting in particular from lower prices of clothing and

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footwear (-5.4%). Prices of services (total) were up 1.1% in December 2020 compared to December 2019, with stronger price increases being recorded, for example, for net rents exclusive of heating expenses (+1.2%) and for certain services (like services of social facilities: +5.4%; maintenance and repair of vehicles: +2.0%). The price development of telecommunications services (-3.3%), however, was consumer-friendly.

Compared to November 2020, the consumer price index rose by 0.5% in December 2020. Consumers paid more especially for heating oil (+17.9%), but also for motor fuels (+2.6%). Overall, prices of energy products rose by 1.7% in December 2020 compared to November 2020. In addition, rail tickets became more expensive as a result of the annual adjustments of railway fares in December (+1.8%). On the other hand, the prices of clothing and footwear declined considerably at the end of the year (-4.3%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change
(https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate in 2020: +0.5% on the previous year, press release of January 19, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_025_611.html;jsessionid=2DAF1AE5A8D6D915875BE092B565D29C.internet8722).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.4	4.4
August 2020	4.5	4.5
September 2020	4.4	4.5
October 2020	4.4	4.5
November 2020	4.4	4.5
December 2020	4.4	4.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2019, the number of employed persons in December 2020 decreased by approximately 731,000 or 1.6%. Compared to November 2020, the number of employed persons in December 2020 was largely unchanged, increasing only slightly by approximately 3,000, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in December 2020 decreased by 743,000, or 1.6%, after adjustments for seasonal fluctuations.

In December 2020, the number of unemployed persons increased by 562,000, or +40.3%, compared to December 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2020 was 2.01 million, which was virtually unchanged as compared to November 2020.

It should be noted that according to the employment account and labour force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, December 2020: employment almost unchanged on the previous month, press release of January 29, 2021
(https://www.destatis.de/EN/Press/2021/01/PE21_041_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – November 2020	January – November 2019
Trade in goods, including supplementary trade items	177.9	209.0
Services	-2.6	-24.4
Primary income	78.1	78.3
Secondary income	-44.8	-43.4
Current account	208.5	219.5

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in November 2020: +2.2% on October 2020, press release of January 8, 2021
(https://www.destatis.de/EN/Press/2021/01/PE21_010_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 158.2 billion in 2020. This was the first deficit since 2011 and the second highest deficit since German reunification. Measured as a percentage of nominal GDP, this corresponds to a 4.8% deficit ratio of general government for 2020, exceeding both the 3% reference value of the EU’s Stability and Growth Pact and the target value of the German constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). However, due to the COVID-19 pandemic the application of the two targets has been suspended for 2020 and 2021.

In its recently published annual economic report (Jahreswirtschaftsbericht 2021), the Federal Government projects that the deficit ratio of general government for 2021 will amount to around 7% and general government gross debt as a percentage of GDP for 2021 to around 72½%, with general government gross debt having been around 70% of GDP in 2020 and declining again from 2022 onwards. In addition, the Federal Government has revised its forecast for price-adjusted GDP growth in 2021 from 4.4% to 3.0% in light of the expected weak start of this year.

Sources: Federal Statistical Office, Gross domestic product down 5.0% in 2020, press release of January 14, 2021
(https://www.destatis.de/EN/Press/2021/01/PE21_020_811.html); Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2021, pages 51, 52 and 105 et seq (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2021.pdf?__blob=publicationFile&v=6).

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Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

In late October 2020, many European countries scaled up non-pharmaceutical interventions following a resurgence of confirmed COVID-19 cases and associated hospitalizations and deaths. In early December 2020, the European Centre for Disease Prevention and Control (“ECDC”) reported that after months of continuous increase, the most recent epidemiological data indicated that the number of notified cases had just begun to decrease overall in Europe. However, national notification rates showed variable trends across European countries and transmission rates remained high in most parts of Europe. According to the ECDC), in the third week of January 2021, COVID-19 transmission was still widespread in Europe even though most countries were experiencing stable or decreasing case rates. However, absolute COVID-19 infection numbers remained high, with increasing infection case rates among older age groups and increasing death rates in several countries. In addition, around one third of the countries in Europe were seeing increases in hospital or ICU admissions and/or occupancy due to the COVID-19 pandemic. The ECDC pointed out that these developments serve as a reminder of the importance of maintaining public health and physical distancing measures and that these measures should not be relaxed, even in countries with decreasing trends. Furthermore, in its most recent risk assessment of January 21, 2021, the ECDC reported new information on the spread of three virus variants. These variants are considered to be of concern because of mutations which have led to increased transmissibility and deteriorating epidemiological situations in the areas where they have recently become established. Accordingly, the ECDC considers the risk associated with the introduction and community spread of variants to be high/very high and believes that stricter non-pharmaceutical interventions are needed to reduce transmission and relieve the pressure on healthcare systems.

In light of the continuing increase of cases and deaths associated with COVID-19 in November and December 2020, and after having already extended the targeted, temporary measures decided at the end of October 2020 from the end of November 2020 to December 20, 2020, the Federal Government and the 16 German federal states (Länder) on December 13, 2020, decided to impose additional measures until January 10, 2021. Most notably, in addition to the protective measures already in place, since December 16, 2020, shops have for the most part been closed, child care facilities are only offering emergency care and schools have generally been closed or the obligation to attend school has been suspended. Special rules, including limited relaxation measures over the Christmas holidays and stricter rules for New Year celebrations, applied for the end-of-year festive season. Taking into account the threat posed by the new virus variants and that, while COVID-19 infections in Germany have recently declined, they have not yet declined significantly, the Federal Government and the 16 German federal states (Länder) decided on January 19, 2021, to extend, and to a certain degree further enhance, the protective measures they had decided on December 13, 2020, until February 14, 2021. Previously, on January 5, 2021, these protective measures had already been extended until January 31, 2021, and further enhanced (especially in relation to contact restrictions, and, under certain circumstances, freedom of movement in COVID-19 infection hotspots).

In light of the vital importance of safe and effective vaccines to overcome the COVID-19 pandemic, the European Commission has been pursuing a pan-European vaccine strategy to accelerate the development, manufacturing and deployment of vaccines against COVID-19 since June 2020. Under this strategy, the European Commission has signed six advance purchase agreements with vaccine producers/developers so far, with a view to securing sufficient and timely supply of COVID-19 vaccines to all Member States and their populations and providing them with equitable and affordable access to the vaccines as early as possible. The European Commission will also put in place a common reporting framework and a platform to monitor the effectiveness of national vaccine strategies. To date, the European Commission has granted a conditional marketing authorization for three COVID-19 vaccines, following positive assessments by the European Medicines Agency. Vaccinations against COVID-19 started on December 27, 2020, across the EU, including in Germany. As of February 1, 2021, 2.4% of the German population had received the first of two vaccinations.

Sources: European Centre for Disease Prevention and Control, Risk Assessment on COVID-19, 4 December 2020
(https://www.ecdc.europa.eu/en/current-risk-assessment-novel-coronavirus-situation);
European Centre for Disease Prevention and Control, Situation update week 3, updated on 28 January 2021, accessed on February 1, 2021
(https://www.ecdc.europa.eu/en/covid-19-pandemic);
European Centre for Disease Prevention and Control, Risk Assessment on COVID-19, January 21, 2021
(https://www.ecdc.europa.eu/en/current-risk-assessment-novel-coronavirus-situation);
Bundesregierung, Merkel: “Wir sind zum Handeln gezwungen”, December 13, 2020
(https://www.bundesregierung.de/breg-de/suche/merkel-beschluss-weihnachten-1827396);
Telefonkonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 13. Dezember 2020 – Beschluss
(https://www.bundesregierung.de/resource/blob/992814/1827366/69441fb68435a7199b3d3a89bff2c0e6/2020-12-13-beschluss-mpk-data.pdf?download=1);
Bundesregierung, “Kontakte vermeiden, wo immer es geht”, December 2, 2020
(https://www.bundesregierung.de/breg-de/aktuelles/ministerpraesidentenkonferenz-1824538);
Videoschaltkonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 19. Januar 2021 – Beschluss
(https://www.bundesregierung.de/breg-de/suche/videoschaltkonferenz-der-bundeskanzlerin-mit-den-regierungschefinnen-und-regierungschefs-der-laender-am-19-januar-2021-1841020);

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The Federal Government, Meeting between Federal Chancellor Merkel and the Heads of Government of the Länder on 5 January 2021, January 7, 2021 (https://www.bundesregierung.de/breg-en/news/statement-nach-corona-kabinett-1834614); European Commission, Coronavirus vaccines strategy, accessed on February 1, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/public-health/coronavirus-vaccines-strategy_en#eu-vaccines-strategy); The European Council/Council of the European Union, COVID-19 corona pandemic: the EU’s response, COVID-19 research and vaccines, accessed on February 1, 2021
(https://www.consilium.europa.eu/en/policies/coronavirus/covid-19-research-and-vaccines/); Bundesministerium der Gesundheit, Impf-Dashboard, Stand 02. Februar 2021
(https://impfdashboard.de/).

EU Response to the COVID-19 Pandemic

On December 17, 2020, following the European Parliament’s consent on December 16, 2020, the Council of the European Union (the “Council”) adopted the regulation laying down the EU’s multiannual financial framework for 2021-2027. In line with the European Council’s proposal of July 2020, the regulation provides for a long-term budget of EUR 1,074.3 billion(at 2018 prices) for the EU member states (the “Member States”), including the integration of the European Development Fund. Together with the new recovery instrument of EUR 750 billion (the “EU Recovery Instrument” ), which is specifically aimed at addressing the consequences of the COVID-19 pandemic, the regulation will allow the EU to provide an unprecedented EUR 1.8 trillion of funding to be spent by 2027 to support recovery from the COVID-19 pandemic and the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions.

To implement the EU Recovery Instrument, the EU’s own resources decision (the “Own Resources Decision”), which defines how the EU budget is financed and which was adopted by the Council on December 14, 2020 pursuant to the special legislative procedure applicable to EU budgetary matters, is required to be ratified by all Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission will be authorized, on an exceptional basis, to temporarily borrow up to EUR 750 billion (at 2018 prices) on the capital markets to address the consequences of the COVID-19 pandemic. Most of this funding will be channeled through the EUR 672.5 billion Recovery and Resilience Facility which will support public investments and reforms in Member States through grants and loans, helping them to address the economic and social impact of the COVID-19 pandemic, as well as the challenges posed by the green and digital transitions.

On December 22, 2020, the European Commission confirmed its plan for bond issuances in an aggregate amount of at least EUR 62.9 billion in 2021 under its existing borrowing programs, with EUR 50.8 billion planned for issuances under the SURE instrument to support short-term employment schemes in the EU member states. In addition, the European Commission announced that it will continue preparations for the first issuance under the new temporary recovery instrument (referred to by the European Commission as “Next Generation EU”), which, pending completion of the related legislative process, is currently expected in mid-2021. The SURE and Next Generation EU instruments are part of the European Commission response to the COVID-19 pandemic and its consequences.

On January 28, 2021, the European Commission extended the duration and expanded the scope of the State Aid Temporary Framework (“Temporary Framework”) adopted on March 19, 2020 to support the economy in light of the COVID-19 pandemic. All provisions of the Temporary Framework (including recapitalization support) have now been extended until December 31, 2021. With respect to state aid rules and regulations, the Temporary Framework provides the basis for a number of German support measures in connection with the COVID-19 pandemic, including for example the bridging support measures, various KfW loans as well as certain parts of the extraordinary economic support measures offered for November and December 2020.

Sources: Council of the EU, Next multiannual financial framework and recovery package: Council moves to finalise adoption, press release of December 14, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/14/next-multiannual-financial-framework-and-recovery-package-council-moves-to-finalise-adoption/); European Commission, EU legislation, The legislation that implements the principles set out in the treaties: information on acts regulating the own resources system, the regulation on long-term budget and the Financial Regulation, accessed on December 21, 2020
(https://ec.europa.eu/info/strategy/eu-budget/how-it-works/budget-law/legislation_en); Council of the EU, Multiannual financial framework for 2021-2027 adopted, press release of December 17, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/17/multiannual-financial-framework-for-2021-2027-adopted/); European Commission, European Commission to issue €62.9 billion worth bonds under existing programmes in 2021, press release of December 22, 2020
(https://ec.europa.eu/commission/presscorner/detail/en/ip_20_2501); Bundesministerium für Wirtschaft und Energie, Altmaier: Erweiterter Beihilferahmen ist sehr gute Nachricht für Unternehmen und Beschäftigte, press release of January 28, 2021 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/01/20210128-altmaier-erweiterter-beihilferahmen-ist-sehr-gute-nachricht-fuer-unternehmen-und-beschaeftigte.html); European Commission, State aid: Commission prolongs and further expands Temporary Framework to support economy in context of coronavirus outbreak, press release of January 28, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/IP_21_261).

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German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

To support businesses in Germany that are temporarily closed as a result of the government measures described above under “—General Considerations Relating to the COVID-19 Pandemic,” the Federal Government in December 2020 proposed to prolong the extraordinary economic support initially provided for the November 2020 period. In addition, certain bridging support measures, which were already in place and were extended for the November 2020 period, will be further extended until the end of June 2021, and will be expanded in scope in order to also cover businesses affected by the closures required as of December 16, 2020. In light of the further extension of the protective measures to combat the COVID-19 pandemic in January 2021, the Federal Minister of Finance and the Federal Minister of Economy on January 19, 2021, agreed on improvements to the bridging support measures for enterprises affected by the COVID-19 pandemic and related protective measures. The improvements include certain measures to significantly simplify the bridging support as well as the application therefor and thereby provide for more generous support available to a larger group of enterprises (with an annual turnover of up to EUR 750 million in Germany). The specific challenges facing self-employed persons and retail businesses are also sought to be addressed through targeted measures. The period covered by the bridging support measures extends from November 2020 until June 2021.

On January 22, 2021, the European Commission approved the state aid framework for the extraordinary support measures provided for the months of November and December 2020. This approval, in particular, clarifies the conditions for support to enterprises that would like to apply for financial support in amounts exceeding EUR 4 million.

At the end of November 2020, the budget committee of the German Bundestag adopted the draft national budget for 2021, with a total budget of EUR 498.6 billion. This is 1.9% less than the 2020 budget, but EUR 85.2 billion more than originally envisaged by the Federal Government in its draft budget proposal of September 2020, primarily due to the ongoing impact of the COVID-19 pandemic. Accordingly, in fiscal year 2021 the German government is expected to borrow a total of EUR 179.8 billion, which is a reduction of EUR 38.0 billion compared to the planned net borrowing of EUR 217.8 billion in fiscal year 2020, but an increase of EUR 83.6 billion compared to the Federal Government’s budget proposal of September 2020. Moreover, net borrowing will still significantly exceed the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). Exceeding the threshold under the “debt brake” is permissible only if a majority of the members of the German Bundestag confirm that the country is facing an extraordinary emergency situation. The draft national budget and financial plan adopted by the budget committee of the German Bundestag were approved by the German Bundestag and the German Bundesrat on December 11, 2020, and December 18, 2020, respectively.

On January 19, 2021, the Federal Minister of Finance also presented the preliminary final national budget for 2020, which was amended twice to address the effects of the COVID-19 pandemic on the economy and the labor market in Germany. Compared to the second supplementary budget for 2020, it reflects higher tax revenue, lower expenditures and lower net borrowing than expected. Accordingly, general government debt is expected to amount to around 70% of GDP for 2020. To date, funds in excess of EUR 75 billion have been approved, including grants, recapitalizations by the Economic Stability Fund (Wirtschaftsstabilisierungsfonds), loans, sureties and guarantees. In addition, relief on joint taxes of more than EUR 73 billion were utilized. In connection with the stimulus package, EUR 30 billion were used to support demand and economic activity. In addition, around EUR 22 billion were spent as short-time work pay (Kurzarbeitergeld) to secure jobs. At the same time, investments in 2020 amounted to EUR 50.3 billion.

Sources: Bundesministerium der Finanzen, O-Ton Scholz: Außerordentliche Corona-Hilfen, December 3, 2020
(https://bundesfinanzministerium.de/Content/DE/Video/2020/2020-12-03-o-ton-scholz-corona-dezember/2020-12-03-o-ton-scholz-corona-dezember.html); Bundesministerium der Finanzen, O-Ton Scholz: Überbrückungshilfe III erweitert und verbessert, December 14, 2020
(https://bundesfinanzministerium.de/Content/DE/Video/2020/2020-12-14-o-ton-scholz-ueberbrueckungshilfe-III-erweitert-und-verbessert/2020-12-14-o-ton-scholz-ueberbrueckungshilfe-III-erweitert-und-verbessert.html);
Bundesministerium für Wirtschaft und Energie, Bundeswirtschaftsminister Altmaier zu den heutigen Beschlüssen der Ministerpräsidentenkonferenz, press release of December 13, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/12/20201213-altmaier-zu-heutigen-beschluessen-der-ministerpraesidentenkonferenz.html); Bundesministerium der Finanzen, Überbrückungshilfe vereinfacht und verbessert, dated January 26, 2021
(https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2021-01-19-ueberbrueckungshilfe-verbessert.html);
Bundesministerium für Wirtschaft und Energie, EU-Kommission genehmigt erweiterten beihilferechtlichen Rahmen für außerordentliche Wirtschaftshilfen (November-/Dezemberhilfen), press release of January 22, 2021
(https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/01/20210122-eu-kommission-genehmigt-erweiterten-beihilferechtlichen-rahmen-fuer-ausserordentliche-wirtschaftshilfen.html);
Deutscher Bundestag, Bundeshaushalt 2021 beschlossen, November 27, 2020
(https://www.bundestag.de/presse/hib/810198-810198); Deutscher Bundestag, Haushalt 2021 mit Ausgaben von 498,62 Milliarden Euro verabschiedet, December 11, 2020
(https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-haushaltsgesetz-2021-schlussrunde-810070); Bundesrat, Bundesrat billigt 18 Gesetze, December 18, 2020 (https://www.bundesrat.de/DE/plenum/bundesrat-kompakt/20/998/998-pk.html#top-29); Bundesministerium der Finanzen, Vorläufiger Haushaltsabschluss 2020 – entschlossene Haushaltspolitik wirkt, dated January 19, 2021
(https://www.bundesfinanzministerium.de/Content/DE/Bilderstrecken/Infografiken/2021-01-19-vorlaeufiger-haushaltsabschluss-2020/2021-01-19-vorlaeufiger-haushaltsabschluss-2020.html); Bundesministerium der Finanzen,

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Vorläufiger Haushaltsabschluss 2020, press release of January 19, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2021/01/2021-01-19-vorlaeufiger-haushaltsabschluss-2020.html).

Monetary Policy Response to the COVID-19 Pandemic

On December 10, 2020, the European Central Bank (“ECB”) announced a significant recalibration of its monetary policy instruments in view of the economic fallout due to the resurgence of the COVID-19 pandemic. These include, among others, the decision of the governing council of the ECB (the “Governing Council”) to increase the pandemic emergency purchase program (“PEPP”) by EUR 500 billion to a total of EUR 1,850 billion and to extend the horizon for net purchases under the PEPP to at least the end of March 2022. In addition, the reinvestment of principal payments from maturing securities purchased under the PEPP was extended until at least the end of 2023. Furthermore, the Governing Council recalibrated the conditions of the third series of targeted longer-term refinancing operations (“TLTRO III”) by extending the period over which considerably more favorable terms will apply by 12 months to June 2022. Three additional operations will also be conducted between June and December 2021. The Governing Council also decided to raise the total amount that counterparties will be entitled to borrow in TLTRO III operations from 50% to 55% of their stock of eligible loans. In order to provide an incentive for banks to sustain the current level of bank lending, the recalibrated TLTRO III borrowing conditions will be made available only to banks that achieve a new lending performance target. Moreover, the Governing Council extended the duration of the set of collateral easing measures it adopted in April 2020 to June 2022, and decided to offer four additional pandemic emergency longer-term refinancing operations (PELTROs) in 2021, which are expected to continue to provide an effective liquidity backstop.

Source: European Central Bank, Monetary Policy Decisions, press release of December 10, 2020
(https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp201210~8c2778b843.en.html).

European Banking Union

On November 30, 2020, the Eurogroup in inclusive format (i.e., the economic and finance ministers of the Member States) agreed on the reform of the European Stability Mechanism (“ESM”) with a view to strengthening the Economic and Monetary Union and the European Banking Union. The reform will further develop the ESM toolkit and strengthen the role of the ESM in the design, negotiation and monitoring of financial assistance programs. It will also provide for the establishment of a common backstop to the Single Resolution Fund (SRF) in the form of a credit line from the ESM, providing a financial safety net for bank resolutions in the Banking Union, which will help to protect financial stability. The common backstop will replace the Direct Recapitalization Instrument, which currently allows the ESM to recapitalize systemic and viable euro area financial institutions under specific circumstances as a last resort measure. These changes aim to strengthen the resilience and crisis resolution capacities of the euro area.

Sources: Eurogroup, Statement of the Eurogroup in inclusive format on the ESM reform and the early introduction of the backstop to the Single Resolution Fund, press release of November 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/11/30/statement-of-the-eurogroup-in-inclusive-format-on-the-esm-reform-and-the-early-introduction-of-the-backstop-to-the-single-resolution-fund/); Euro Summit, Statement of the Euro Summit in inclusive format of December 11, 2020
(https://www.consilium.europa.eu/media/47298/11-12-20-euro-summit-statement-en.pdf); European Stability Mechanism, ESM direct bank recapitalisation instrument adopted, press release of December 8, 2014
(https://www.esm.europa.eu/press-releases/esm-direct-bank-recapitalisation-instrument-adopted).

European Union and Political Integration

On December 17, 2020, the European Commission announced that the withdrawal agreement between the United Kingdom (“UK”) and the EU, including the protocol on Northern Ireland, would be implemented on January 1, 2021. As of that date, EU law on the free movement of EU citizens ceased to apply to UK nationals in the EU and EU citizens in the UK after December 31, 2020. The withdrawal agreement, among other matters, provides for a set of rules that protect the right of residence of EU citizens in the UK and UK nationals in the Member States as of January 1, 2021.

On December 24, 2020, the European Commission and the UK reached an agreement on the terms of the future cooperation of the UK with the EU, which is expected to enable a smooth passage to a new and comprehensive legal framework after the transition period ended on December 31, 2020. On January 1, 2021, the draft Trade and Cooperation Agreement (the “Agreement”) entered into force provisionally, after it had been approved by all 27 Member States on December 29, 2020.

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       Among other things, the Agreement creates a broad economic partnership, which, in essence, is based on a free trade agreement containing neither tariffs nor quotas and thus averting any major trade barriers. Provisions aiming to guarantee fair competition have also been agreed, including in the areas of state aid, consumer protection standards, labor, the environment and the climate. Furthermore, the Agreement provides a framework for future cooperation in many other spheres, such as services, professional qualifications, public procurement, environmental and energy issues, air, sea and rail freight transport, as well as regulations on social security and research and development. Under the Agreement, the UK will continue to participate in a number of EU programs. The Agreement also establishes a close security partnership, with the goal of facilitating future cooperation on justice and home affairs issues, e.g., in the context of Europol, including on matters such combatting money laundering, transnational crime and terrorism. The Agreement does not contain any provisions on cooperation in the sphere of foreign and security policy. The Agreement establishes a Joint Partnership Council, which will be responsible for the proper application and interpretation of the Agreement. Furthermore, binding enforcement and dispute settlement mechanisms are intended to ensure that rights of businesses, consumers and individuals are respected.

While the Agreement is in force, the European Parliament’s approval is still required for the Agreement. Provisional application gives the European Parliament time to scrutinize the Agreement.

Sources: European Commission, Brexit: Withdrawal Agreement to be fully operational on 1 January 2021, press release of December 17, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_2478); European Commission, EU-UK Trade and Cooperation Agreement: protecting European interests, ensuring fair competition, and continued cooperation in areas of mutual interest, press release of December 24, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_2531); Federal Foreign Office, Brexit: An agreement has been reached on the future relationship between the EU and the UK. What does the successful conclusion of the negotiations mean?, article of January 1, 2021 (https://www.auswaertiges-amt.de/en/aussenpolitik/europa/brexit-where-are-we-now-what-next/2204138).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

 Date: February 4, 2021

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